John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, PA	(202) 780-1000 john.lux@securities-law.info

May 1, 2018

Attorney Folake Ayoola

Special Counsel Office of Information Technologies and Services

Mail Stop 4561

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Smart Decision, Inc.
Offering Statement on Form 1-A Filed March 23, 2018
File No. 024-10822

Dear Ms. Ayoola:

On behalf of Smart Decision, Inc.. (the “Company”), we respond as follows to the Staff’s comment letter, dated April 19, 2018, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

General

1.	You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933 because you have no or nominal operations and assets consisting solely of cash and cash equivalents. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

We refer to the guidance provided by SEC Release No. 33-8869. “Revisions to Rules 144 and 145,” as given in footnote 172, which states:

“. . . Rule 144(i)(1)(i) is not intended to capture a “startup company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

The Company is clearly a startup company under this definition. It is not an inactive company waiting for a reverse merger deal; rather, it is developing its primary business, it has acquired a key and very valuable asset with the patent rights, and is now engaged in raising money to develop its purpose.

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Offering Circular Cover Page

2.	Please revise to disclose your dual class structure, including that holders of the Class B Common Stock are entitled to elect a majority of the board of directors and the holders of the Class A will elect the remainder of the directors.

The following has been added to the Offering Circular Cover Page:

We have a dual class structure for our Common Stock consisting of Class A and Class B Common Stock. Holders of the Class B Common Stock are entitled to elect a majority of the board of directors and the holders of the Class A will elect the remainder of the directors. See “Description of Securities” and “Risk Factors – We have two classes of Common Stock.” This offering is for Class A Common Stock.

The following risk factor has been added:

We have two classes of Common Stock.

We have a dual class structure for our Common Stock consisting of Class A and Class B Common Stock. Holders of the Class B Common Stock are entitled to elect a majority of the board of directors and the holders of the Class A will elect the remainder of the directors. Investors in this offering will be purchasing Class A Common Stock. Our control shareholders own all of the Class B Common Stock and thus will have the right to elect a majority of the board of directors. See “Description of Securities – The Common Stock.“

No Escrow

3.	You state that there is no minimum offering and that upon the approval of any subscription to the offering circular, you will immediately deposit offering proceeds into the bank account of the company and may dispose of the proceeds in accordance with the use of proceeds. Please reconcile your disclosure with your statement on page 17 that the offering will terminate if the minimum offering is not reached or, if reached, on the termination date.

The disclosure on page 17 has been changed to show that there is no minimum offering.

Risk Factors, page 4

4.	We note that Section 15 of your bylaws includes an exclusive forum provision. Please describe the exclusive forum provision and the types of actions to which it relates and discuss the effects of such a provision on your shareholders, including the possibility that the exclusive forum provision may discourage shareholder lawsuits, or limit shareholders’ ability to obtain a favorable judicial forum disputes with the company and its directors, officers or other employees.

The following has been added to the section of the Offering Circular dealing with “Description of Securities.”

Our By-Laws contain an exclusive forum provision providing that unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law or the Certificate of Incorporation or By-Laws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the court of appropriate jurisdiction under the law of the Corporation's State of corporate domicile (or, if this court does not have jurisdiction, the federal district court for the District of the Corporation's State of corporate domicile).

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This provision may discourage shareholder lawsuits or limit shareholders’ ability to obtain a favorable judicial forum disputes with the company and its directors, officers or other employees.

The following has been added to the Risk Factors:

Our By-Laws contain an exclusive forum provision that may discourage shareholder lawsuits.

Our By-Laws contain an exclusive forum providing that unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law or the Certificate of Incorporation or By-Laws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the court of appropriate jurisdiction under the law of the Corporation's State of corporate domicile (or, if this court does not have jurisdiction, the federal district court for the District of the Corporation's State of corporate domicile).

This provision may discourage shareholder lawsuits or limit shareholders’ ability to obtain a favorable judicial forum disputes with the company and its directors, officers or other employees.

5. We note that Section 16 of you bylaws includes a mandatory arbitration provision. Please revise to discuss the material risks resulting from this binding arbitration provision, including how it may impact your shareholders.

The following has been added:

Our By-Laws include a mandatory arbitration provision which may discourage shareholder litigation and enforcement of shareholder rights. The By-Laws provide that any disagreement, dispute, controversy or claim arising out of or relating to the Company Agreement shall be settled by final and binding arbitration administered by the America Arbitration Association in Boca Raton, Florida. Further, neither the Claiming Party nor the Company nor the arbitrator shall disclose the existence, content, or results of any arbitration hereunder without the prior written consent of all parties. This may have the effect of discouraging shareholder litigation and enforcement of shareholder rights.

The following has been added to the Risk Factors:

Our By-Laws include a mandatory arbitration provision which may discourage shareholder litigation and enforcement of shareholder rights.

Our By-Laws include a mandatory arbitration provision which may discourage shareholder litigation and enforcement of shareholder rights. The By-Laws provide that any disagreement, dispute, controversy or claim arising out of or relating to the Company Agreement shall be settled by final and binding arbitration administered by the America Arbitration Association in Boca Raton, Florida. Further, neither the Claiming Party nor the Company nor the arbitrator shall disclose the existence, content, or results of any arbitration hereunder without the prior written consent of all parties. This may have the effect of discouraging shareholder litigation and enforcement of shareholder rights.

We are classified as an “emerging growth company”…, page 10

5.	Please tell us whether you intend to become an Exchange Act reporting company by registering a class of your securities on Form 8-A. Refer to SEC Release No. 33-9741 (June 19, 2015) for guidance.

At the present time, the Company, following termination of the offering, does not intend to register its Class A Common stock using Form 8-A.

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Dilution, page 15

Please revise to provide a comparison of the public contribution under the proposed public offering and the average effective cash contribution of officers, directors, promoters and affiliated persons for shares acquired by them in a transaction during the past year, or that they have a right to acquire. Refer to Item 4 of Part II to Form 1-A.

The Offering Circular has been revised to provide a comparison of the public contribution under the proposed public offering and the average effective cash contribution of officers, directors, promoters and affiliated persons for shares acquired by them during the past year. The following has been added to the section on Dilution:

The following table summarizes, on a pro forma basis as of December 1, 2017, the number of shares of Common Stock that would be issued, assuming the sale of all of the Common Stock offered, the total consideration paid and the average price per Common Share paid by the existing stockholders and by new investors purchasing Common Stock in the Offering, assuming sale of all 500,000,000 Shares of Common Stock.

	Existing shareholders	Investors if all of the offered shares are purchased	Total (1)
Shares purchased	68,400,000	500,000,000	568,400,000
Total consideration	$6,840	$5,000,000	$5,068,400
Average price	$0.0001	$0.01	$0.99

(1) Before deduction of underwriting discounts and commissions and estimated offering expenses.

Selling Shareholders, page 16

Please revise in this section and in the principal shareholder section to provide the persons who have sole or shared voting or investment power for the entities listed. Refer to Instruction to Item 5(d) of Part II to Form 1-A.

This section has been revised with the principal shareholder section to provide the persons who have sole or shared voting or investment power for the entities listed.

SELLING SHAREHOLDERS

The shares being offered for resale by the selling stockholders consist of 27,500,000 shares of our common stock held by five shareholders.

The following table sets forth the name of the selling stockholders, the number of shares of common stock beneficially owned by each of the selling stockholders as of the date hereof and the number of shares of common stock being offered by the selling stockholders. The shares being offered hereby are being qualified to permit public secondary trading, and the selling stockholders may offer all or part of the shares for resale from time to time. However, the selling stockholders are under no obligation to sell all or any portion of such shares nor are the selling stockholders obligated to sell any shares immediately upon effectiveness of this offering circular. All information with respect to share ownership has been furnished by the selling stockholders.

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The column “Percent of common stock owned after offering (if all shares are sold)” includes the shares also registered by the Company to be sold pursuant to this offering.

Selling Shareholders	Class A Common Stock Owned Prior to Offering	Shares Offered	Shares to be Owned After Offering Outstanding	Percentage of Common Stock Outstanding Assuming All Shares Offered are Sold
James Edward Dempsey	5,500,000	5,500,000	0	0.97
MSB Management (1)	6,500,000	6,500,000	0	1.14
GPL Ventures, LLC (2)	6,500,000	6,500,000	0	1.14
Tri-Bridge Ventures, LLC (3)	6,000,000	6,000,000	0	1.05
R&J Holdings (4)	3,000,000	3,000,000	0	0.53
(5) PAG Group, LLC
(6) Life Sciences Journeys, Inc.
All Selling Shareholders	27,500,000	27,500,000	0	4.84

(1) MSM Management is owned and controlled by MSM Management - Jonathan Blumenthal

(2) R and J Holdings USA is owned and controlled by Jonathan Morgan

(3) GPL Ventures LLC is owned and controlled by Cosmin Panait and Alexander Dillon

(4) Tri-Bridge Ventures, LLC is owned and controlled by John Forsythe

(5) PAG Group LLC is owned and controlled by Gary Kouletas

(6) Life Sciences Journeys, Inc. is owned and controlled by Ivan Ditmars

PRINCIPAL STOCKHOLDERS

______

The following table gives information on ownership of our securities as of February 28, 2018. The following lists ownership of our Common Stock by each person known by us to be the beneficial owner of over 5% of the outstanding Common and Preferred Stock, and by our officers and directors:

Name (1)	Class A Common Stock	Class B Common Stock	Percentage of Total Common Outstanding (2)	Percentage of Common Stock Outstanding Assuming All Shares Offered are Sold (3)
Adam Green	18,550,000	1,000,000	28.6	3.4
Eric Gutmann	15,200,000	900,000	23.5	2.8
James Edward Dempsey	5,500,000	0	8.0	1.0
MSB Management	6,500,000	0	9.5	1.1
GPL Ventures, LLC	6,500,000	0	9.5	1.1
Tri-Bridge Ventures, LLC	6,000,000	0	8.8	1.1
R&J Holdings	3,000,000	0	4.4	0.5
All officers and directors	61,250,000	1,900,000	92.3	2.8

(1) The address for all shareholders is c/o Smart Decision, Inc., 1825 Corporate Blvd. NW, #110, Boca Raton, FL 33431.

(2) Based on a total of 68,400,000 shares outstanding as of February 28, 2018.

(3) Assumes all shares offered are sold.

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Procedures for Subscribing, page 17

6.	It appears that you will be providing subscription agreements to investors via www.minivest.com. Please provide a brief description of the material terms of the agreement with Minivest and file such agreement as an exhibit to the offering circular or tell us why it is not material. Refer to Item 17 of Part III to Form 1-A. In addition, please revise to clarify whether the Minivest platform is a marketing platform or whether it is registered as a broker dealer or funding portal.

The following has been added regarding Minivest under “Distribution.”

The Company has retained Minivest, a website, https://minivest.com, on a non-exclusive basis to review of the business, operations, and historical financial performance of the Company ("Onboarding Materials") so as to enable Minivest to build a webpage within their Website for the purpose of advertising the Company and its Regulation A or A+ offering.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 19

7.	Please provide details of your specific plan of operation, including the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of funding. Additionally, please clarify whether, in your opinion, the proceeds from the offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement the plan of operations. Finally, please ensure that your plan of operation and your use of proceeds disclosures are consistent. Please refer to Item 9(c) to Part II of Form 1-A and Instruction 4 to Item 6 to Part II of Form 1-A.

The following has been added to the description of the business:

Developmental Milestones

-Development of Smart Decision Algorithm: We anticipate that full development of our algorithm will take six months to complete.

-Marketing of Smart Decision Plug-In: Marketing of our algorithm will begin in month three as we expect to have a working demo/website that potential customers will be able to indicate interest.

-Once the Smart Decision Algorithm is complete, we will employ sales and marketing team to implement our strategy of licensing of the algorithm to both big box retailers and online retailers.

-In our opinion, the proceeds from the offering will satisfy our cash requirements. We anticipate no other funds will be needed.

Business, page 21

8.	Your disclosure provides a fragmented and vague description of your business and plan of operation and conflates your potential business with the market as a whole. Please revise the entire section to more clearly indicate which aspects of your business are aspirational and which are currently operational and separate those from the market data provided. Refer to Item 7 of Form 1-A.

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The following has been added:

In the past five months, LED Smart Decision Inc. has spent a countless amount of hours preparing questions and suitable answers for the development of our upcoming algorithm.

The principal product of LED Smart Decision Inc. will be a software algorithm (plug-in) that will work directly with retailers LED inventory. It will be designed to work for both big-box and online retailers. Distribution of the software will be executed through marketing campaigns and word of mouth.

At the current time, LED Smart Decision Inc. has engaged with several top-flight development companies that have vast experience in working with algorithms and software development.

Since LED Smart Decision Inc.’s incorporation in September 2017, all those involved with the company have worked towards the same goal, without compensation.

Thus far, there are 2 employees and 2 board members that are part of the LED Smart Decision Inc. corporate structure.

LED Smart Decision Inc. has no legal proceedings that are material to the business.

LED Smart Decision Inc. has no material classification, merger, consolidation or purchase or sale of a significant amount of assets not in the ordinary course of business.

Full Description and rationale behind Smart Decision, Inc.:

What is “Smart Decision?”

Smart Decision is a Plug-in that will allow consumers to make educated buying decisions with little to no knowledge of the product(s) they are buying. While it can be used in almost any type of consumer product in existence, our focus is going to be on the following consumer market:

LED Lighting for the “home” and “business”

There are very few sales man that truly understand LED lighting. In fact, I’ve worked with Lighting Engineers for major hotels that have been doing lighting for 20-30 years. Yet, when it comes to LED, they are absolutely clueless. It’s just a different beast. When it comes to LED Lighting, much of what they’ve learned about lighting for the past 20 years+ is irrelevant when it comes to LED.

Even with the price of LED down significantly in the past few years, the market growth has been a bit slower than at first anticipated due to the confusion in the marketplace. With a majority of the potential lighting buyers still moving in the direction of LED, we believe that there is no better time than for Smart Decision Inc. to help solve LED’s biggest problem, which is confusion.

Why did we choose LED?

Not only is LED in one of the most explosive product categories in the consumer market today, there is complete confusion in terms of making the right buying decision(s).

What is the problem we’re trying to solve with LED?

LED – If you’ve ever tried to purchase LED for your home, you’ve probably experienced quite a bit of frustration in terms of selecting LED bulbs/fixtures that you’re happy with on the first try. You would think it’s just a matter of reading the information on the box. For example, you might need 10 Hi-Hat bulbs in your kitchen. Let’s say currently, you have 75W Halogen Hi-Hats that are Warm White. You head over to Home Depot and you look at a handful of LED products that say, “75W Replacement” or “Warm White.” At first, it would appear that you can pick any of the handful of bulbs on offer, and it will be a good replacement for the traditional bulb(s) you currently have. But, when you get home and you install your new LED Hi-Hats, you are instantly disappointed. The color is not as warm as the box had indicated and the light is not nearly as bright as what you’re used to. You go back to Home Depot to return the LED bulbs you just bought and now, it’s time to try another brand. And of course, you get home, and the same thing happens again. How can that be? Very simple… LED manufacturers use wide ranges to label products. Warm White to one manufacturer is 2700K in color temperature. To another manufacturer, 3200K is what they consider Warm White. When it comes to the light output you were also disappointed with, manufacturer’s have a wide range of Lumen Output in terms of how it compares to the 75W bulb you were trying to replace in the first place. So, you can take 5 different LED bulbs that say “75W Replacement”, and each one of them is going to put out a different amount of light. That’s where the confusion lies. However, numbers don’t lie. So, if a consumer tells me that they have an 11 foot ceiling height and they like a lot of light, they will need approximately 1100 lumens of light output to be happy. Yet, some of the 75W replacement bulbs are rated at 900 lumens and others at 1100 lumens. With an algorithmic plugin, we can dial in specific needs with absolute numbers to guide the consumers into making the right selection on the first try. They will be able to answer 5-10 “easy as pie” questions that will advise the consumer which LED bulb/fixture best meets their needs. Considering that Home Depot has an LED return rate in excess of 30%, this is a product that will not only help Home Depot cut down on the returns, but also the Vendors (Manufacturers) that supply their products to Home Depot. After all, they are one’s losing margins due to high percentage of returns. Most importantly, in terms of the consumer, a plug-in such as this, will instill the confidence to do the LED retrofit that they’ve been talking about for a long time, but were either disappointed on their first try or were afraid to make mistakes. This plugin will solve this.

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You might say, “Gee, the average LED retailer has a filtering system on their site to assist the consumer already. Why is that not enough?” It’s very simple. Most of the questions in a current filtering system are for seasoned industry professionals or lighting gurus. Our plugin is for the other 99%. It’s for those that don’t know color temperatures, lumen output, etc.

9.	Please provide support for all quantitative and qualitative business and industry data used in this section, either by supplementally submitting materials or by revising the offering circular to cite (with specificity) to publicly-available material. For example only, we refer you to the forecasted growth rate of 21.12% from 2015 to 2021 and the 40% average return rate for LED products on page 21.

The following has been added:

According to market research published by P&S Market Research and broadcasted using Global Newswire, the LED lighting market size is projected to hit $70.2 billion by 2023, which would be growing at a CAGR of 12.6% between 2017 – 2023. They cite a growing adoption of energy efficient lighting solutions across the globe as one of the primary factors attributing to the growth of the worldwide LED lighting industry. The increase in demand of LED for various lighting applications of general lighting have also benefited the penetration of LED lighting in recent years.

The adoption and acceptance of LED lighting is continuously increasing in the residential, commercial and industrial lighting applications. In a Department of Energy (DOE) 2014 study, energy savings forecast of solid-state lighting (LED) in general illumination applications is predicted that LED lighting will represent 84% of all lighting sales by the year 2030.

According to a report published by Report Buyer via PR Newswire, Global LED lighting market is expected to surpass US$ 100 Billion by the end of year 2024. The global Led lighting market is currently undergoing a drastic change, propelled by the exponential urban expansion expected over the next decade, and the drive towards even bigger energy efficiency.

In another study conducted by Persistence Market Research, indoor applications of LED lighting are projected to be the most attractive segment from 2017 – 2025.

LED lamps are energy efficient, have a service life of up to 50,000 hours or more. Unlike traditional lighting, LED does not contain any filament or tube that is fragile. LED requires no warm up period and they light up instantly. They are also environmentally friendly. They do not contain mercury or any other hazardous substances. Due to these desirable properties of LED, they are ideal in situations where lamps are required to be switched on and off. LED lighting has zero UV emissions and they can also run on low voltage power supply. Due to these distinct advantages of LED lighting, the global market for LED lighting is expanding at a fast pace and LED lighting has the potential to revolutionize the lighting sector.

According to Persistence Market Research analysis, the global LED lighting market was valued at nearly $37 billion in 2017. It is expected to touch a figure of $126 billion by the year 2025, registering a CAGR of 16.6% and exhibiting an increase of 3.4x in terms of revenue during the forecast period.

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Who will pay for SMART DECISION INC.™ services?, page 23

10.	We refer to your references to industry leaders such as The Home Depot, Amazon and Lowes, among others, in describing your business. Please clarify whether you have any agreements with these companies and whether you have received permission to reproduce their logos. To the extent you have no agreements with the companies, please revise to remove the names and logos.

The material you reference has been changed to the following:

Who will pay for SMART DECISION INC.™ services?

•	Big box retailers looking for exposure in the LED field;
•	Online LED ecommerce sites want the ability to drive potential online buyers to their site;
•	Vendors and manufactures whose LED product is sold online and in brick and mortar locations.

Our Technology and Intellectual Property, page 29

11.	Please expand to disclose the duration of the acquired patent and any other material term, including whether the patents are owned by the company or licensed from one of its directors or officers. Refer to Item 7(a)(2) of Form 1-A.

The following has been added:

The inventors of both patents (14/854692 & 8829773) have been assigned to and are owned by LED Smart Decision Inc.

Both patents are utility patents. All utility patents are valid for a period of 20 years.

Patent 8829773 (Lighting Apparatus with Light-Emitting Diodes, Chips and Remote Phosphor Layer) will remain valid until at least 2035.

Patent 14/854692 (currently pending) will have a validation period of 20 years, if and when the patent is awarded from the USPTO.

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Management, page 30

12.	Please expand to briefly describe the business experience during the past five years for each director, executive officer, person nominated or chosen to become a director or executive officer, and significant employee, including: each person’s principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the company. Refer to Item 10(c) of Form 1-A for guidance.

Adam Green, President:

2009-2013 – President, LED Optics Inc., Boca Raton, FL – LED Bulb Manufacturer

2011-2013 – National LED Sales Director, Nedco Supply, Las Vegas, NV – Electrical & Lighting Distributor

2014-2017 – President,LED Exchange LLC., Boca Raton, FL – LED Lighting Consultant

2017 – Current – President, LED Smart Decision Inc.

Jonathan Morgan, Board of Directors:

1998 – current: - Sales Director, RMI Inc., New Jersey – Marketing and Trade Show Design

2016 – current: - President, Happy Head Marketing Inc. – Marketing and Trade Show Design

Dr. J Edward Dempsey, Board of Directors:

1974 – current: - Partner – ENT of Athens, Athens GA.

Eric Gutmann, Secretary & Treasurer and Director:

2013 – Current: - Chief Operating Officer, Meel Corporation, Miami FL – Processor of Frozen Fruits and Vegetables

Certain Relationships and Related Party Transactions, page 33

13.	We note that you have issued convertible notes to related parties. Please provide the material terms of those agreements and file the loan agreements as an exhibit to the offering circular or tell us why they are not material. Refer to Item 13 of Part II to Form 1-A and Item 17 of Part III to Form 1-A.

We have added the following:

The Company has borrowed $1,200 at eight percent interest from Eric Gutmann on a note due in November 2018.

On December 14, 2017, the Company borrowed $6,000 from GPL Ventures, LLC on a one year note at ten percent interest. The note is convertible at the lesser of $0.0001, not adjustable for reverse and forward stock splits, or Fifty Percent of the lowest Trading Price in the twenty Trading Days prior to the day the Holder requests Conversion,

On March 22, 2018, the Company borrowed $20,000 from GPL Ventures, LLC on a one year note at 10% interest. The note is convertible at the lesser of $0.0001, not adjustable for reverse and forward stock splits, or Fifty Percent of the lowest Trading Price in the twenty Trading Days prior to the day the Holder requests Conversion.

Conclusion

The Company is aware of and agrees that Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

The Company is also aware that following qualification of our Form 1-A, Rule 257 of Regulation A requires it to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please let me know if you need anything further. Always call me on my private line – 727 656 5504.

Thank you,

/s/ John E. Lux

John E. Lux

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